EXHIBIT 99.4

Telkom SA Limited
(Registration Number 1991/005476/06)
ISIN ZAE000044897
JSE and NYSE Share Code TKG
("Telkom" or "the Company")

Further Cautionary Announcement

Telkom shareholders are referred to the cautionary announcement published on 2 June 2008 regarding the non binding proposal by a wholly-owned subsidiary of Vodafone Group Plc ("Vodafone") to acquire a portion of Telkom's stake in Vodacom Group (Proprietary) Limited ("Vodacom") subject to, inter alia, the Company unbundling its remaining stake in Vodacom to Telkom shareholders and the receipt of a letter from a consortium comprising Mvelaphanda Holdings (Proprietary) Limited, affiliated funds of Och-Ziff Capital Management Group and other strategic funders ("the Consortium"), which states that the Consortium is considering making an offer for the entire issued share capital of Telkom subject to a number of pre-conditions.

The discussions with Vodafone and independently with the Consortium are still ongoing and shareholders are therefore advised to continue to exercise caution when dealing in Telkom securities until a further announcement is made.

Special note regarding forward-looking statements

Many of the statements included in this announcement constitute or are based on forward looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, specifically Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. All statements, other than statements of historical facts, including, among others, statements regarding our future financial position and plans, strategies, objectives, capital expenditures, projected costs and anticipated cost savings and financing plans, as well as projected levels of growth in the communications market, are forward looking statements. Forward looking statements can generally be identified by the use of terminology such as “may”, “will”, “should”, “expect”, “envisage”, “intend”, “plan”, “project”, “estimate”, “anticipate”, “believe”, “hope”, “can”, “is designed to” or similar phrases, although the absence of such words does not necessarily mean that a statement is not forward looking.  These forward looking statements involve a number of known and unknown risks, uncertainties and other factors that could cause our actual results and outcomes to be materially different from historical results or from any future results expressed or implied by such forward looking statements. We caution you not to place undue reliance on these forward looking statements. All written and oral forward looking statements attributable to us, or persons acting on our behalf, are qualified in their entirety by these cautionary statements. Moreover, unless we are required by law to update these statements, we will not necessarily update any of these statements after the date of our most recent annual report on Form 20-F filed with the US Securities and Exchange Commission (SEC), either to conform them to actual results or to changes in our expectations.

Telkom SA Limited filed an annual report on Form 20-F with the US SEC, for the year ended March 31, 2008 on July 18, 2008. This annual report includes a detailed description of risk factors that may affect its business. For further information you should refer to the Form 20-F and other filings with the US SEC, which are available on Telkom’s investor relations website at www.telkom.co.za/ir.

15 July, 2008

Pretoria

Transaction Sponsor: J.P. Morgan Equities